SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

REDBACK NETWORKS INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

757209101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757209101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JDS CAPITAL, L.P.* 13-4189233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 20,000,000 common shares

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 20,000,000 common shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 common shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 10.93%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JDS CAPITAL MANAGEMENT, LLC* 13-3918633

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 20,000,000 common shares

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 20,000,000 common shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 common shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 10.93%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JOSEPH D. SAMBERG*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 20,000,000 common shares

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 20,000,000 common shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 common shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 10.92%

12.	Type of Reporting Person (See Instructions) IN

This Schedule 13G is being filed to report information about the common stock, par value $.001 per share, of Redback Networks Inc. that may be deemed to be beneficially owned by JDS Capital, L.P., JDS Capital Management, LLC and  Joseph D. Samberg. JDS Capital, L.P. is a Delaware limited partnership principally engaged in investing in securities.  JDS Capital Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of JDS Capital, L.P.  Joseph D. Samberg is a citizen of the United States and the managing member of JDS Capital Management, LLC.

Item 1.
	(a)	Name of Issuer Redback Networks Inc. (RBAKD)
	(b)	Address of Issuer's Principal Executive Offices 300 Holger Way San Jose, CA 95134.

Item 2.
	(a)	Name of Person Filing JDS Capital, L.P.* JDS Capital Management, LLC* Joseph D. Samberg*
	(b)	Address of Principal Business Office or, if none, Residence 780 Third Avenue, 45th Floor New York, NY 10017.
	(c)	Citizenship JDS Capital, L.P. — Delaware JDS Capital Management, LLC — Delaware Joseph D. Samberg – United States of America
	(d)	Title of Class of Securities Common Stock, $.001 par value (CUSIP: 757209101)
	(e)	CUSIP Number 757209101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
JDS Capital, L.P.: 20,000,000 common shares** JDS Capital Management, LLC: 20,000,000 common shares** Joseph D. Samberg: 20,000,000 common shares**
(b) Percent of class:
JDS Capital, L.P.: 10.93% of class** JDS Capital Management, LLC: 10.93% of class** Joseph D. Samberg: 10.93% of class**
(c) Number of shares as to which the person has:
JDS Capital, L.P. (i)Sole power to vote or to direct the vote: 0
JDS Capital, L.P. (ii)Shared power to vote or to direct the vote: 20,000,000
JDS Capital, L.P. (iii)Sole power to dispose or to direct the disposition of: 0
JDS Capital, L.P. (iv)Shared power to dispose or to direct the disposition of: 20,000,000
(c) Number of shares as to which the person has:
JDS Capital Management, LLC (i)Sole power to vote or to direct the vote: 0
JDS Capital Management, LLC (ii)Shared power to vote or to direct the vote: 20,000,000
JDS Capital Management, LLC (iii)Sole power to dispose or to direct the disposition of: 0
JDS Capital Management, LLC (iv)Shared power to dispose or to direct the disposition of: 20,000,000
(c) Number of shares as to which the person has:
Joseph D. Samberg (i)Sole power to vote or to direct the vote: 0
Joseph D. Samberg (ii)Shared power to vote or to direct the vote: 20,000,000

Joseph D. Samberg (iii)Sole power to dispose or to direct the disposition of: 0
Joseph D. Samberg (iv)Shared power to dispose or to direct the disposition of: 20,000,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(b)The following certification shall be included if the statement is filed pursuant to S240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Explanation of Responses:

*These shares are owned directly by JDS Capital, L.P. These shares may be deemed to be owned indirectly by JDS Capital Management, LLC, as the general partner of JDS Capital, L.P., and by Joseph D. Samberg, as the managing member of JDS Capital Management, LLC.  JDS Capital Management, LLC and Joseph D. Samberg disclaim ownership of such shares, except to the extent of their pecuniary interest arising therein.

**The share amounts stated in this filing do not reflect the 1-for-73 reverse stock split announced by the Issuer on January 5, 2004.  All future filings with respect to share ownership will be stated on a post-split basis.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2004

JDS CAPITAL L.P.
By: JDS Capital Management, LLC,
its general partner

By: /s/ Joseph D. Samberg
Name: Joseph D. Samberg
Title: Managing Member

JDS CAPITAL MANAGEMENT, LLC
By: /s/ Joseph D. Samberg
Name: Joseph D. Samberg
Title: Managing Member

/s/ Joseph D. Samberg
Joseph D. Samberg